Exhibit 99.9
July 21, 2010
Strictly Confidential
Hanmax Investment Limited
5th Floor
Block B
Nanshan Medical Device Park
No 1019 Nanhai Avenue
Nanshan District
Shenzhen
Attn: Mr. Xiaochun Wang
Hanmax Investment Limited
Term Loan Facility up to US$25 Million
Dear Mr. Wang,
We understand that Hanmax Investment Limited (“you” or the “Company”), and together with each of your subsidiaries for the time being, the “Group”) and Fosun Industrial Co. Limited (“Fosun”) intend to establish a new joint venture company (“Merger Sub”) which shall be merged with and into Tongjitang Chinese Medicines Company (the “Target”) with Target being the surviving corporation in the merger and the surviving Target will apply for re-registration as a private limited liability company and de-listing from the New York Stock Exchange (the “Privatisation”).
In connection with the foregoing, CITIC Bank International Limited: (“CBI” or the “Lender”, and together with the Company, the “Parties”) is pleased to advise you of its commitment to provide the Company with a term loan facility up to US$25,000,000 (the “Facility”) subject to the terms and conditions set out in this letter.
A. Confidentiality
Each Party agrees that it shall not disclose the existence or the terms of this letter to any person other than its officers, directors, employees, accountants, attorneys and other advisors, agents and representatives. and then only on a confidential and “need to know” basis in connection with the transactions contemplated hereby; provided, however, that each Party may disclose, in each case by giving prior notice of the disclosure to the other Party, the existence and the terms of this letter to the extent required by applicable law and rules of any relevant regulatory body, including disclosure requirements under the Securities Exchange Act of 1934 as amended. The rules and regulations thereunder, and the rules of the New York Stock Exchange and the Hong Kong Stock Exchange and each Party shall provide the other Party with a copy of all communications and documents by which it discloses the existence or terms of this letter to any third party or provide the other Party with a notice of disclosure stating the date and to whom the disclosure is made. Each Party shall not make any announcement concerning the Facility or the agreement documenting the Facility (the “Facility Agreement”) or any related documentation in respect of the Facility (collectively the “Facility Documentation”) without the prior written consent of the other Party, except to the extent required by law to do so. Unless it is required to do so by law, no Party shall disclose the amount of any fees (including, without limitation, any signing abort, arrangement, commitment or agency fee) without the prior written consent of the other Party. Until the date of the Facility Agreement (the terms of which relating to confidentiality and non-disclosure of information shall supersede this paragraph A), the Parties’ obligations hereunder with respect to confidentiality and non-disclosure shall survive the expiration or termination of this letter.

B. Grant of Mandate
By accepting the offer set out in this letter in accordance with its terms, you hereby appoint CBI as its exclusive arranger of the Facility and a lender to the Facility. You represent that neither you nor any member of the Group is now in discussions or negotiations with any other person or entity in connection with the provision of financing for the Privatisation (the “Financing”).
You undertake that, until the earlier of the signing of the Facility Agreement and August 31, 2010 (or, if earlier, the date on which the Lender terminates its commitment under paragraph D (Termination)), you will not directly or indirectly:
(a)	appoint any other arrangers, bookrunners or underwriters (apart from CBI); or
(b)	award any titles in connection with the Financing; or
(c)
enter into or be involved in any discussion or negotiation with any person (other than CBI) in connection with the Financing or solicit or do anything else which may lead to such discussions or negotiations; or

(d)	enter into any agreement or arrangement with any other person in connection with the Financing without the prior written consent of CBI.
C. Conditions
CBI’s commitment in this letter is subject to satisfaction of the following conditions:
(a)	the execution of mutually acceptable Facility Documentation incorporating, among others, the terms and conditions required by the Lender;
(b)	CBI having received all necessary internal credit committee approvals in relation to the Privatisation and the Facility;
(c)
the representations and warranties in paragraph E (information) being true and accurate and the accuracy and completeness of all other representations and information that the Company makes or provides to CBI and the Company’s compliance with the terms of this letter;

(d)	satisfaction of the conditions precedent specified in the Facility Documentation; and
(e)
in the opinion of CBI, there being no material adverse change (1) in the status or financial condition of the Company and its subsidiaries, (2) in the international or domestic capital markets or the economic and socio-political situation in the People’s Republic of China or Hong Kong Special Administrative Region (“HKSAR”) or any other jurisdictions in which the Company and its subsidiaries and/or their principal assets are located, which in each case in the opinion of the Lender may affect the successful conclusion of the Privatisation and the provision of the Facility as contemplated under this letter.

D. Termination
Notwithstanding anything to the contrary in this letter, apart from paragraphs A (Confidentiality), F (indemnity), G (Fees, costs and expenses) and 1 (Governing Law and Jurisdiction) (which shall each survive termination), the commitment of the Lender and agreements in this letter will automatically terminate on the earlier of the signing date of the Facility Agreement and September 24, 2010, unless extended by the Lender in writing.
The Lender may terminate its commitment under this letter with immediate effect by notifying the Company if, in the Lender’s opinion:
(a)	any condition set out in paragraph C (Conditions) has not been satisfied; or
(b)	the Company fails or has failed to disclose to the Lender information which could be material to its decision to arrange the Facility.
E. Information
1.	Representations: You represent and warrant that:
(a)
all factual information made available to CBI by you in connection with the Privatisation and the Financing is complete and correct in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to prevent the statements contained in such information being misleading in any material respect in light of the circumstances under which such statements were or are made;

(b)
all financial projections and forecasts prepared by you and made available to CBI have been or will be prepared in good faith based upon reasonable assumptions (including, without limitation, assumptions as to the future performance of the Target and its business, inflation, price increases and efficiency gains) which you and the Target have carefully considered and believe to be fair and reasonable at their respective dates; and

(c)	before this letter was executed there has been proper disclosure to CBI of any matters which in your reasonable opinion could reasonably be expected to adversely affect;
(i)	the willingness of CBI (in each of its capacities) to provide the Facility on the terms set out in this letter: or
(ii)	the ability of the Company, Merger Sub or any relevant member of the Group to comply with., enter into or be legally bound by the Facility Documentation
2.
Updating of information: You agree to supplement all information and documentation (including, without limitation, financial information and projections) concerning the Privatisation and Target that is has been or will be made available to CBI from time to time so that the information and documentation provided remains to the best of your knowledge and belief true, correct and, in the case of any financial information or projections, reasonable in each case in all material respects.

F. Indemnity
1.
Indemnity: Subject to sub-paragraph 2 of this paragraph F below, you shall within 3 days of demand, indemnify CBI and each of its affiliates and each of their respective directors, officers, employees or agents (each an “Indemnified Party”) from and against any and all losses, claims. damages, liabilities and expenses (together. “Losses”) that may be incurred by or awarded against any Indemnified Party in respect of an Indemnified Event. In this paragraph, “Indemnified Event” means any claims, investigation, litigation or proceedings commenced or threatened in relation to this letter, the Privatisation, the Financing or the Facility Documentation.

2.
Limit on indemnity: You will not be responsible for any Losses suffered by an Indemnified Party to the extent that such Losses arise as a direct result of such Indemnified Party’s gross negligence, wilful misconduct or wilful breach of this Letter.

3.
No liability: You agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract or otherwise) to you or any of your shareholders or creditors for or in connection with the transactions contemplated in this Letter, save and except where such liability has resulted from such Indemnified Party’s gross negligence, wilful misconduct or wilful breach of this Letter.

4.	Third party reliance: Each Indemnified Party shall be entitled to enforce the provisions of this paragraph F.
G. Fees, costs and expenses
You will on demand pay all costs and expenses (including, without limitation, the legal fees as set out in the engagement letter issued by Hogan Lovells on 4 June 2010 and accepted by you on or around 9 June 2010) and any tax thereon incurred by CBI (together, the “Expenses”) in connection with the Privatisation, the Facility Documentation and the entry into and negotiation of this letter and all matters contemplated in this letter and by those documents. You shall pay the Expenses whether or not the Privatisation completes and whether or not CBI provides the Facility.
Details of the arrangement fee, agency and other fees payable if the Facility is utilised will be contained in separate fee letters.
H. Conflicts
You acknowledge that CBI, its subsidiaries, holding companies or subsidiaries of such holding companies (each a “Bank Affiliate”) may have and may in the future have:
(a)	investment and commercial banking, trust and other relationships with other companies in respect of which you may have conflicting interests; and/or
(b)	fiduciary or other relationships involving the exercise of voting power over securities of various persons.
You acknowledge that CBI and/or the Bank Affiliates may exercise such powers and otherwise perform their functions with respect to such relationships without regard to the relationship with you in respect of the Facility. You also acknowledge that CBI and the Bank Affiliates have no obligations to use confidential information obtained from other parties in connection with the transactions contemplated by this letter or to furnish any such information to you.

I. Governing Law and Jurisdiction
The Company shall not assign or transfer any of its rights or obligations under this letter without the prior written consent of the Lender. This letter is governed by the laws of the HKSAR. The Parties hereto submit to the non-exclusive jurisdiction of the HKSAR courts.
This letter sets out the entire agreement between the Parties with respect to the matters addressed in this letter and it supersedes all prior commitment letters entered into between the Parties with respect to such matters.
This letter may be executed in any number of counterparts each of which shall be an original and all of which when taken together shall constitute one and the same letter.
If you agree to the above, please sign, date and return to the Lender a copy of this letter before the close of business of July 30, 2010 failing which this letter shall be of no further effect.
Should you have any questions arising from this letter, please feel free to contact any of the undersigned.

Yours sincerely,
For and on behalf of
CITIC Bank International Limited

/s/ Stephen Ching		/s/ Sunny Ng

Stephen Ching		Sunny Ng
Executive Vice President &		Senior Vice President &
Head of Structured Finance & Syndication		Head of China Corporates,
Hong Kong

Accepted and agreed to:
Hanmax Investment Limited

/s/ Xiaochun Wang

Name:	Xiaochun Wang
Title:	Director
Date:	7.30.2010